SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                        ---------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                              --------------------
                 (Translation of registrant's name into English)

                                     Ontario
                              --------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X               Form 40-F
                              ---                          ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                    No   X
                            ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated October 28, 2003, in connection with the addition of Mr. John M. Marinchak to the position of Director of Sales, North America.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

              WORLD HEART ADDS DIRECTOR OF SALES FOR NORTH AMERICA

OAKLAND, CA - October 28, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today announced the addition of Mr. John M. Marinchak to the position of Director of Sales, North America. In this new position, Mr. Marinchak will have management responsibility for all Novacor(R) LVAS direct sales activities in the U.S. and support of the Edwards Lifesciences, LLC (Edwards) sales organization that sells and distributes the Novacor LVAS in Canada.

Mr. Marinchak was previously with Thoratec Corporation, where he progressed through various sales and sales management positions to become International Sales Manager. Prior to Thoratec, Mr. Marinchak was a successful Account Representative with the Cardiovascular Division of 3M and, before that, with Cardiovascular Devices Inc.

He is a graduate of St. Mary's College in Moraga, California, earning a Bachelor of Science degree in Business Administration.

"Mr.  Marinchak brings an impressive track record to WorldHeart,"  said Roderick
M. Bryden, WorldHeart's President and CEO. "He joins the Novacor LVAS team at a time when sales are realizing significant gains due to the system's reputation for outstanding reliability and durability, and the excellent clinical results with the new ePTFE Inflow Conduits. Mr. Marinchak will make significant contributions to the sales efforts in the U.S. and Canada, and will assist WorldHeart in capturing an increased share of the growing market for LVAD support systems," continued Mr. Bryden.

About Novacor LVAS
------------------
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1480 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who are not candidates for cardiac transplantation. Approval would significantly expand the product's potential market.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:
Dani Kennedy, World Heart Corporation
(613) 226-4278, ext: 2320, or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: October 28, 2003             By:  /s/ Mark Goudie
                                           -------------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer